Form 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2014

Commission File Number: 001-33429

Acorn International, Inc.

18/F, 20th Building, 487 Tianlin Road

Shanghai, 200233

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82- N/A

Acorn International, Inc.

Order of the Cayman Islands Court Relating to Winding Up Petition

On October 14, 2014, the Grand Court of the Cayman Islands (the “Cayman Islands Court”) issued an order (“Order”) relating to the petition (the “Petition”) presented by Acorn Composite Corporation (a shareholder of the Company controlled by Mr. Robert W. Roche, a director of the Company) to the Cayman Islands Court on September 29, 2014.

As previously disclosed in the Company’s Form 6-K furnished to the Securities and Exchange Commission on October 1, 2014, the Petition seeks to have a winding up order be made against Acorn International, Inc. (the “Company”). As an alternative to a winding up order, the Petition requests that the Cayman Islands Court exercise its jurisdiction to (i) direct the Company to call an extraordinary general meeting (“EGM”) so as to allow all of the shareholders and ADS holders of the Company to consider and vote on (a) a resolution to approve the removal of Messrs. Andrew Y. Yan, Don Dongjie Yang, Gordon Wang and Jing Wang as directors of the Company, and to approve the appointment of Messrs. Benjamin Johnson, David Leung, Yue-Sai Kan and Jong-Guang Pan as directors of the Company, and (b) a resolution to amend the Company’s memorandum and articles of association to allow shareholders who are holding not less than 30% of the issued ordinary shares in the Company to convene an EGM unilaterally; and (ii) require the Company to refrain from pursuing any share issuance until such further order of the Cayman Islands Court or approval of the shareholders of the Company following an EGM.

Upon the request of Acorn Composite Corporation and with the agreement of D. Y. Capital, a shareholder of the Company controlled by Don Dongjie Yang, the Company’s CEO and the chairman of its board of directors, and SB Asia Investment Fund II L.P., a shareholder of the Company controlled by Andrew Y. Yan, a director of the Company, the Cayman Islands Court has stipulated in the Order that the Petition is to be treated as an inter partes proceeding between Acorn Composite Corporation, D.Y. Capital and SB Asia Investment Fund II L.P., and is not to be treated as a proceeding against the Company. Under the Order, the Company is to be treated as the subject matter of the Petition but shall be neutral as to its direction and outcome, giving such assistance to the Cayman Islands Court as the Cayman Islands Court may direct.

The Order also stipulates that any other shareholder of the Company wishing to be heard on the Petition must give the Cayman Islands Court notice of his, her or its intention no later than December 3, 2014.

Under the Order, pending the determination of the Petition, certain specified actions taken by the Company shall be void unless specific leave is granted by the Cayman Islands Court or such matters are approved by an ordinary resolution of the shareholders of the Company, including actions which would materially impact the financial position and/or operations of the Company and its subsidiaries, issuing new share capital, declaring dividends, selling its or its subsidiaries’ assets, taking actions which result in the failure on the part of the Company or any of its subsidiaries to honor existing contracts or commercial arrangements currently in place, and entering into new contracts.

Subject to the actions referred to above, payments made into or out of bank accounts of the Company in the ordinary course of business shall not be void.

The Petition is listed for hearing on January 5, 2015 with a time estimate of three days.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Acorn International, Inc.

By:	/s/ Geoffrey Weiji Gao
Name:	Geoffrey Weiji Gao
Title:	Principal Financial and Accounting Officer

Date: October 22, 2014

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